CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AND NOTES

FOR THE THREE MONTHS ENDED MARCH 31, 2020

(Unaudited - Expressed in Canadian Dollars)

SILVERCREST METALS INC. TABLE OF CONTENTS

SILVERCREST METALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)
AS AT

	March 31, 2020	December 31, 2019
ASSETS
Current assets
Cash and cash equivalents	$114,676,549	$110,383,793
Amounts receivable (note 5)	513,336	617,873
Taxes receivable	1,725,907	1,566,739
Prepaids	858,879	614,633
Total current assets	117,774,671	113,183,038

Non-current assets
Taxes receivable	6,365,988	6,461,327
Deposits	93,553	93,553
Property and equipment (note 4)	3,786,036	2,796,894
Exploration and evaluation assets (note 3)	5,489,773	5,489,773
Total non-current assets	15,735,350	14,841,547

TOTAL ASSETS	$133,510,021	$128,024,585

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities (notes 5 and 6)	$11,833,472	$4,962,001
Lease liabilites (note 7)	175,620	175,620
Total current liabilities	12,009,092	5,137,621

Non-current liabilities
Lease liabilites (note 7)	323,128	356,728
Total liabilities	12,332,220	5,494,349

Shareholders' equity
Capital stock (note 6)	224,299,159	209,736,401
Share-based payment reserve (note 6)	12,058,779	11,369,296
Deficit	(115,180,137)	(98,575,461)
Total shareholders' equity	121,177,801	122,530,236

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$133,510,021	$128,024,585

Nature of operations (note 1)
Subsequent events (note 10)

Approved by the Board and authorized for issue on May 12, 2020:

"N. Eric Fier"	Director	"Graham C. Thody"	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.	3

SILVERCREST METALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)
FOR THE THREE MONTHS ENDED MARCH 31,

	2020	2019
Operating expenses
Depreciation (note 4)	$(58,692)	$(36,865)
Exploration and evaluation expenditures (note 3)	(21,870,062)	(6,441,702)
General exploration expenditures	(40,997)	(34,120)
General and administrative expenses	(320,037)	(230,689)
Management and director fees (note 5)	(108,505)	(125,437)
Marketing	(118,033)	(205,038)
Professional fees (note 5)	(340,707)	(232,089)
Remuneration (note 5)	(428,860)	(275,518)
Share-based compensation (notes 5 and 6)	(686,567)	(1,234,024)
	(23,972,460)	(8,815,482)
Other income (expense)
Foreign exchange gain (loss)	6,814,388	(952,342)
Interest expense (note 7)	(13,007)	(15,658)
Interest income	517,477	309,885
Loss and comprehensive loss for the period	$(16,653,602)	$(9,473,597)

Basic and diluted comprehensive loss per common share	$(0.15)	$(0.11)

Weighted average number of common shares outstanding	109,608,795	85,248,361

The accompanying notes are an integral part of these condensed consolidated interim financial statements.	4

SILVERCREST METALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)
FOR THE THREE MONTHS ENDED MARCH 31,

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	$(16,653,602)	$(9,473,597)
Adjustments for:
Depreciation (note 4)	147,632	55,716
Foreign exchange (gain) loss, unrealized	(4,132,562)	700,711
Interest expense	13,007	15,658
Interest income	(517,477)	(309,885)
Share-based compensation	1,264,980	1,772,154
Changes in non-cash working capital items:
Amounts receivable	227,492	5,559
Taxes receivable	(1,208,132)	(244,195)
Prepaids and deposits	(244,246)	(651,097)
Accounts payable and accrued liabilities	6,792,352	1,176,191
Net cash used in operating activities	(14,310,556)	(6,952,785)

CASH FLOWS FROM INVESTING ACTIVITIES
Interest received	401,879	109,995
Exploration and evaluation assets	-	(6,155)
Option payment received	-	132,704
Purchase of property and equipment	(761,758)	(184,335)
Net cash used in investing activities	(359,879)	52,209

CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued	14,040,969	971,587
Capital stock issuance costs	(417,617)	(198,645)
Payment of lease liabilities	(46,607)	(45,296)
Net cash provided by financing activities	13,576,745	727,646

Effect of foreign exchange on cash and cash equivalents	5,386,446	(694,108)

Change in cash and cash equivalents, during the period	4,292,756	(6,867,038)
Cash and cash equivalents, beginning of the period	110,383,793	44,013,742
Cash and cash equivalents, end of the period	$114,676,549	$37,146,704

Cash and cash equivalents is represented by:
Cash	$48,513,899	$3,450,084
Cash equivalents	66,162,650	33,696,620
Total cash and cash equivalents	$114,676,549	$37,146,704

Non-cash investing activities
Capitalized to property and equipment
Accounts payable and accrued liabilities	$375,016	-
Right of use asset recognized upon accounting policy change	$-	$645,052

The accompanying notes are an integral part of these condensed consolidated interim financial statements.	5

SILVERCREST METALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)

	Capital stock		Share-based
			payment
	Number	Amount	reserve	Deficit	Total

Balance at December 31, 2018	84,922,633	$86,745,544	$6,196,165	$(39,390,571)	$53,551,138

Capital stock issued	100,000	292,000	-	-	292,000
Capital stock issuance costs	-	(13,998)	-	-	(13,998)
Shares cancelled and returned to treasury	(62,722)	-	-	-	-
Warrants exercised	144,405	209,387	-	-	209,387
Stock options exercised	370,000	769,322	(299,122)	-	470,200
Share-based compensation, stock options	-	-	1,772,154	-	1,772,154
Net loss and comprehensive loss for the period	-	-	-	(9,473,597)	(9,473,597)

Balance at March 31, 2019	85,474,316	88,002,255	7,669,197	(48,864,168)	46,807,284

Capital stock issued	17,756,300	121,963,855	-	-	121,963,855
Capital stock issuance costs	-	(6,875,428)	-	-	(6,875,428)
Warrants exercised	3,815,399	5,722,084	-	-	5,722,084
Stock options exercised	425,000	923,635	(336,235)	-	587,400
Stock options forfeited	-	-	(83,969)	83,969	-
Share-based compensation, stock options	-	-	4,120,303	-	4,120,303
Net loss and comprehensive loss for the period	-	-	-	(49,795,262)	(49,795,262)

Balance at December 31, 2019	107,471,015	209,736,401	11,369,296	(98,575,461)	122,530,236

Capital stock issued (note 6)	1,819,074	13,242,859	-	-	13,242,859
Capital stock issuance costs (note 6)	-	(43,282)	-	-	(43,282)
Stock options exercised (note 6)	899,500	1,363,181	(565,071)	-	798,110
Stock options forfeited (note 6)	-	-	(48,926)	48,926	-
Share-based compensation, stock options (note 6)	-	-	1,303,480	-	1,303,480
Net loss and comprehensive loss for the period	-	-	-	(16,653,602)	(16,653,602)

Balance at March 31, 2020	110,189,589	$224,299,159	$12,058,779	$(115,180,137)	$121,177,801

The accompanying notes are an integral part of these condensed consolidated interim financial statements.	6

SILVERCREST METALS INC. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED - EXPRESSED IN CANADIAN DOLLARS) THREE MONTHS ENDED MARCH 31, 2020

1.   NATURE OF OPERATIONS

SilverCrest Metals Inc. (the "Company" or "SilverCrest") is a Canadian precious metals exploration company headquartered in Vancouver, BC. The Company was incorporated under the Business Corporations Act (British Columbia). The common shares of the Company trade on the Toronto Stock Exchange under the symbol "SIL" and on the NYSE-American under the symbol "SILV". The head office and principal address of the Company is 501-570 Granville Street, Vancouver, BC, Canada, V6C 3P1. The address of the Company's registered and records office is 19th Floor, 885 West Georgia Street, Vancouver, BC, Canada, V6C 3H4.

The Company's primary exploration and evaluation asset is the Las Chispas Project, located in Sonora, Mexico, which is in an advanced exploration stage.

The Company's business could be adversely affected by the effects of the recent outbreak of respiratory illness caused by the novel coronavirus ("COVID-19"). Since early March 2020, significant measures have been implemented in Canada, Mexico, and the rest of the world by governmental authorities in response to COVID-19. The Company cannot accurately predict the impact COVID-19 will have on the ability of third parties to meet their obligations with the Company, including due to uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In particular, the continued spread of the COVID-19 globally could materially and adversely impact the Company's business including without limitation, employee health, limitations on travel, the availability of industry experts and personnel, restrictions on planned drill programs, and other factors that depend on future developments beyond the Company's control. In addition, COVID-19 has resulted in a widespread health crisis that has adversely affected the economies and financial markets of many countries (including Canada and Mexico), resulting in an economic downturn that may negatively impact the Company's financial position, financial performance, cash flows, and its ability to raise capital, in 2020. In compliance with directives issued by the Mexican government, the Company suspended exploration activities at the Las Chispas Project on April 1, 2020 and they remain suspended as of May 12, 2020. While the impact of COVID-19 is expected to be temporary, the current circumstances are dynamic and the impacts of COVID-19 on the Company's exploration activities, including the impact on the timing of its planned feasibility study, cannot be reasonably estimated at this time.

2. SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting as issued by the International Accounting Standards Board. These condensed consolidated interim financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2019, which include information necessary or useful to understanding the Company's business and financial statement presentation. In particular, the Company's significant accounting policies and use of judgments and estimates were presented in notes 2 and 4, respectively, of those consolidated financial statements and have been consistently applied in the preparation of these condensed consolidated interim financial statements.

Basis of preparation and measurement

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value. Additionally, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

These condensed consolidated interim financial statements were approved for issuance by the Board of Directors on May 12, 2020.

Basis of consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. Material subsidiaries include NorCrest Metals Inc., a Canadian corporation, Minera La Llamarada, S.A. de C.V., a Mexican corporation, and Babicanora Agricola del Noroeste S.A. de C.V., a Mexican corporation. The Company consolidates subsidiaries where the Company can exercise control. Control is achieved when the Company is exposed to variable returns from involvement with an investee and can affect the returns through power over the investee. Control is normally achieved through ownership, directly or indirectly, of more than 50 percent of the voting power. Control can also be achieved through power over more than half of the voting rights by virtue of an agreement with other investors or through the exercise of de facto control. All intercompany balances, transactions, income and expenses, and profits or losses have been eliminated on consolidation.

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SILVERCREST METALS INC. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED - EXPRESSED IN CANADIAN DOLLARS) THREE MONTHS ENDED MARCH 31, 2020

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates and judgements and COVID-19

The preparation of these condensed consolidated interim financial statements in accordance with IFRS requires management to make judgments, estimates, and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements and the reported amounts of revenues and expenditures during the period.

COVID-19 has led to the suspension of the Company's exploration activities and has severely disrupted the global economy and financial markets. It is difficult to estimate the nature, timing, and extent of the business and economic impact on the Company's financial performance and this uncertainty could materially affect the Company's operations and financial condition. This uncertainty could also materially affect estimates including the valuation of long-lived assets, including property and equipment and exploration and evaluation assets, as well as the collectability and classification of VAT recoverable. Actual results may materially differ from these estimates.

3.  EXPLORATION AND EVALUATION ASSETS AND EXPENDITURES

A summary of acquisition costs capitalized as exploration and evaluation assets is as follows:

	Las Chispas	Guadalupe	Total
Balance at December 31, 2018	4,797,182	391,193	5,188,375
Additions during the year	692,591	-	692,591
Recovery of exploration and evaluation assets	-	(391,193)	(391,193)
Balance at December 31, 2019 and March 31, 2020	$5,489,773	$-	$5,489,773

Las Chispas Property, Sonora, Mexico

The following table details the exploration and evaluation expenditures at the Company's Las Chispas Property:

	Three months ended	Three months ended
	March 31, 2020	March 31, 2019
Exploration and evaluation expenditures:
Assays	467,012	291,730
Decline construction and underground workings	6,925,990	661,612
Depreciation (note 4)	88,940	18,851
Drilling	10,022,271	3,833,642
Field and administrative costs	980,769	194,118
Salaries and remuneration (notes 5)	1,319,058	471,365
Share-based compensation (notes 5 and 6)	578,413	538,130
Technical consulting services and studies	1,487,609	432,254
TOTAL	$21,870,062	$6,441,702

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SILVERCREST METALS INC. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED - EXPRESSED IN CANADIAN DOLLARS) THREE MONTHS ENDED MARCH 31, 2020

3.  EXPLORATION AND EVALUATION ASSETS AND EXPENDITURES (continued)

Las Chispas Property, Sonora, Mexico (continued)

The Las Chispas Property consists of 28 concessions. The following table summarizes the option payments for these mineral concessions. Except as disclosed below, the Company has either 100% ownership of or the rights to purchase 100% ownership of these concessions.

			Future option			Prior option	Total option
	# of		payments	Paid in 2020	Paid in 2019	payments	payments
Property	concessions	Title %	(US$)	(US$)	(US$)	(US$)	(US$)

Las Chispas	25	100%	$-	$-	$455,000	$3,366,400	$3,821,400
The Company, through staking and various option agreements, owns 100% of 25 concessions. During 2019, the Company paid $603,810 (US$455,000) to exercise option agreements. Accordingly, there are no further payments required. For one of the concessions, a 2% net smelter return royalty is payable for material from this concession that has processed grades greater than or equal to 40 ounces per tonne of silver and 0.5 ounces per tonne of gold, combined.
Las Chispas	1	67%	$-	$-	$-	$5,000	$5,000
The remaining 33% of this concession is owned by a local Mexican family and not optioned to SilverCrest. None of the Company's Mineral Resource is located on this concession.
Las Chispas	2	0%	$150,000	$-	$-	$26,697	$176,697
During 2018, the Company paid $26,697 to purchase the rights to mining concession applications from a local Mexican company. Once the applications are accepted and mining concessions are issued by the mining registry, the Company has agreed to pay US$150,000 to recieve a 100% title to the concessions.
Total Las Chispas Concessions	28	$150,000	$-	$455,000	$3,398,097	$4,003,097

Guadalupe Property, Durango, Mexico

The Company also had a 100% interest in the Guadalupe property. On February 28, 2018, the Company entered into an option agreement whereby the optionee could earn a 100% interest in the Guadalupe property by making staged payments of $126,007 (US$100,000) upon signing (received), $132,704 (US$100,000) on February 28, 2019 (received), and US$300,000 on February 28, 2020. During 2019, the Company agreed to discount the final payment to US$250,000 in exchange for an accelerated payment from the optionee. Accordingly, the Company received $324,140 (US$250,000) and the optionee exercised its option to earn 100% title to the property. The Company recorded option payments and the reimbursement of concession taxes as a recovery and credited it against the carrying value of the Guadalupe property. As a result, during 2019, the Company recorded a gain on disposal of the Guadalupe property of $65,651.

Other exploration properties in Mexico

The Company's other Mexican exploration properties include Cruz de Mayo, Angel de Plata, and Estacion Llano. While the Company continues to have a 100% interest in these properties, no substantive exploration expenditures are currently budgeted nor planned. At March 31, 2020 the carrying value of these properties is $Nil.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all its mineral properties and, to the best of its knowledge, titles to all its properties are in good standing except as otherwise disclosed. However, this should not be considered as a guarantee of title. The mineral properties may be subject to prior claims or agreements, or transfers, and rights of ownership may be affected by undetected defects.

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SILVERCREST METALS INC. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED - EXPRESSED IN CANADIAN DOLLARS) THREE MONTHS ENDED MARCH 31, 2020

4. PROPERTY AND EQUIPMENT

				Right of			Construction
	Building	Computer	Equipment	use assets	Vehicle	Land	in progress(1)	Total
Cost
At December 31, 2018	$-	$42,096	$79,075	$-	$219,182	$1,093,504	$-	$1,433,857
Recognition of right of use asset upon initial adoption of accounting policy	-	-	-	645,052	-	-	-	645,052
Additions	328,316	84,015	385,912	10,452	321,380	-	-	1,130,075
At December 31, 2019	328,316	126,111	464,987	655,504	540,562	1,093,504	-	3,208,984
Reclassification	-	-	(311,884)	-	-	-	311,884	-
Additions	52,621	24,615	9,808	-	157,958	-	891,772	1,136,774
At March 31, 2020	$380,937	$150,726	$162,911	$655,504	$698,520	$1,093,504	$1,203,656	$4,345,758

Accumulated depreciation
At December 31, 2018	$-	$26,232	$25,152	$-	$79,589	$-	$-	$130,973
Depreciation for the year	13,450	24,294	14,320	140,739	88,314	-	-	281,117
At December 31, 2019	13,450	50,526	39,472	140,739	167,903	-	-	412,090
Depreciation for the period	19,243	25,853	31,745	35,707	35,084	-	-	147,632
At March 31, 2020	$32,693	$76,379	$71,217	$176,446	$202,987	$-	$-	$559,722

Carrying amounts
At December 31, 2019	$314,866	$75,585	$425,515	$514,765	$372,659	$1,093,504	$-	$2,796,894
At March 31, 2020	$348,244	$74,347	$91,694	$479,058	$495,533	$1,093,504	$1,203,656	$3,786,036

(1) At March 31, 2020, the Company had committed to an additional $1,467,577 of costs related to construction in progress.

5.  RELATED PARTY TRANSACTIONS

Professional fees

During the three months ended March 31, 2020, the Company paid or accrued professional fees of $129,358 (March 31, 2019 - $59,978) and capital stock issuance costs of $41,735 (March 31, 2019 - $14,832), to Koffman Kalef LLP, a law firm of which the Company's Corporate Secretary is a partner. As at March 31, 2020, $98,616 (December 31, 2019 - $128,821) was payable to Koffman Kalef LLP.

Key management compensation

The Company's key management personnel have authority and responsibility for planning, directing, and controlling the activities of the Company and include the Company's Chief Executive Officer ("CEO"), President, Chief Financial Officer ("CFO"), Chief Operating Officer ("COO"), and directors. Key management personnel compensation is summarized as follows:

	Three months ended	Three months ended
	March 31, 2020	March 31, 2019
Management fees(1)	$102,402	$81,250
Management remuneration(2)	224,628	153,457
Director fees	55,505	38,132
Share-based compensation(3), (4)	971,594	1,566,523
	$1,354,129	$1,839,362

(1) Total management fees of $102,402 (March 31, 2019 - $81,250) were paid to a company controlled by the CEO of which $52,402 (March 31, 2019 - $Nil) was recorded as exploration and evaluation expenditures (note 3).

(2) Remuneration and short-term benefits were paid to the President, CFO, and COO, of which $83,857 (March 31, 2019 - $61,798) was recorded as exploration and evaluation expenditures (note 3).

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SILVERCREST METALS INC. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED - EXPRESSED IN CANADIAN DOLLARS) THREE MONTHS ENDED MARCH 31, 2020

5.  RELATED PARTY TRANSACTIONS (continued)

Key management compensation (continued)

(3) Share-based compensation is the vested portion of the fair value at the grant date of stock options awarded to all directors and officers of the Company.

(4) During the three months ended March 31, 2020, the Company recorded share-based compensation of $539,308 (March 31, 2019 - $504,778) for the vested portion of options granted to the CEO, CFO, COO, and the Company's VP of Exploration and Technical Services, of which $336,169 (March 31, 2019 - $403,478) was recorded as exploration and evaluation expenditures (note 3) and $203,139 (March 31, 2019 - $101,300) was recorded as share-based compensation in the statement of loss and comprehensive loss.

Other transactions

During the three months ended March 31, 2020, the Company:

  paid remuneration of $33,558 (March 31, 2019 - $25,152) to an employee providing technical services who is an immediate family member of the CEO, of which $31,880 (March 31, 2019 - $19,675) was recorded as exploration and evaluation expenditures (note 3) and $1,678 (March 31, 2019 - $5,477) was expensed. The Company also recorded share-based compensation of $44,361 (March 31, 2019 - $31,667) for the vested portion of stock options granted to this employee, of which $42,143 (March 31, 2019 - $24,700) was recorded as exploration and evaluation expenditures (note 3) and $2,218 (March 31, 2019 - $6,967) was expensed; and
  recorded loans receivable at March 31, 2020 of $344,077 (December 31, 2019 - $341,294) due from officers of the Company. The loans accrue interest at a rate of 2% per annum and are due at December 31, 2020.

The Company has an allocation of costs agreement with Goldsource Mines Inc. ("Goldsource"), a company related by common directors and officers, whereby the Company shares salaries, administrative services, and other expenses. During the three months ended March 31, 2020, the Company allocated to Goldsource $37,378 (March 31, 2019 - $60,397) for its share of these expenses, of which $34,862 (December 31, 2019 - $36,428) was receivable from Goldsource at March 31, 2020. Amounts allocated to Goldsource are due at the end of each fiscal quarter and accrue interest at a rate of 1% per month, if in arrears for greater than 30 days.

6.  CAPITAL STOCK

Authorized shares

The Company's authorized capital stock consists of an unlimited number of common shares and an unlimited number of preferred shares without nominal or par value.

Issued and outstanding

As of March 31, 2020, the Company had 110,189,589 common shares and no preferred shares outstanding.

Three months ended March 31, 2020

On January 10, 2020, the Company completed a private placement with SSR Mining Inc. ("SSR Mining") of 1,819,074 common shares at a price of $7.28 per common share for gross proceeds of $13,242,859. SSR Mining exercised its right to maintain its pro rata ownership interest of up to 9.9% of the outstanding common shares of the Company pursuant to an agreement between the Company and SSR Mining dated November 28, 2018. The Company incurred $43,282 of related capital stock issue costs.

The Company also issued 899,500 common shares at prices ranging from $0.16 to $4.54 per common share for gross proceeds of $798,110 upon the exercise of stock options. Accordingly, the Company reallocated $565,071 from reserves to capital stock.

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SILVERCREST METALS INC. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED - EXPRESSED IN CANADIAN DOLLARS) THREE MONTHS ENDED MARCH 31, 2020

6.  CAPITAL STOCK (continued)

Issued and outstanding (continued)

Year ended December 31, 2019

On January 11, 2019, the Company completed a private placement, with the new COO of the Company, of 100,000 units at a price of $2.92 per unit for gross proceeds of $292,000. Each unit consisted of one common share and one half-warrant. Each whole warrant entitles the holder to purchase one common share at a price of $4.03 per share until January 11, 2021. The Company determined that the warrants did not have any residual value. The Company did not pay a finder's fee in connection with the private placement and incurred $13,998 of capital stock issuance costs.

The Company cancelled and returned to treasury 62,722 shares pursuant to a depositary agreement dated September 15, 2015 between the Company and Computershare Trust Company of Canada ("Computershare"). Computershare was appointed to act as depositary for common shares of the Company to be distributed to former shareholders of SilverCrest Mines Inc. by a plan of arrangement agreement ("the Arrangement") dated July 26, 2015. Any shares not distributed on or before October 1, 2018, the third anniversary of the date of completion of the Arrangement, were returned to the Company for cancellation.

On August 15, 2019, the Company completed a short-form prospectus offering of 4,326,300 common shares at a price of $5.85 per common share for gross proceeds of $25,308,855. The Company incurred $1,560,010 of related capital stock issue costs.

On August 16, 2019, the Company completed a private placement with SSR Mining of 780,000 common shares at a price of $5.85 per common share for gross proceeds of $4,563,000. SSR Mining exercised its right to maintain its pro rata ownership interest of up to 9.9% of the outstanding common shares of the Company pursuant to an agreement between the Company and SSR Mining dated November 28, 2018. The Company incurred $54,923 of related capital stock issue costs.

The Company issued 3,959,804 common shares at prices ranging from $1.45 to $2.29 per common share for gross proceeds of $5,931,471 upon the exercise of warrants. The Company incurred $6,183 of related capital stock issue costs. The Company also issued 795,000 common shares at prices ranging from $0.16 to $3.24 per common share for gross proceeds of $1,057,600 upon the exercise of stock options. Accordingly, the Company reallocated $635,357 from reserves to capital stock.

On December 18, 2019, the Company completed a short-form prospectus offering of 12,650,000 common shares at a price of $7.28 per common share for gross proceeds of $92,092,000. The Company incurred $5,254,312 of related capital stock issuance costs.

Warrants

Warrant transactions during the period (year) are as follows:

	Three months ended March 31, 2020		Year ended December 31, 2019
	Number of	Weighted average	Number of	Weighted average
	warrants	exercise price	warrants	exercise price
Outstanding, beginning of period (year)	50,000	$4.03	3,959,804	$1.50
Issued	-	-	50,000	4.03
Exercised	-	-	(3,959,804)	1.50
Outstanding, end of period (year)	50,000	$4.03	50,000	$4.03

The warrants outstanding as of March 31, 2020 are as follows:

		Remaining life	Number
Expiry date	Exercise price	(years)	of warrants
January 11, 2021	$4.03	0.78	50,000
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SILVERCREST METALS INC. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED - EXPRESSED IN CANADIAN DOLLARS) THREE MONTHS ENDED MARCH 31, 2020

6.  CAPITAL STOCK (continued)

Stock options

The Company has a "rolling 10%" Stock Option Plan which authorizes the grant of stock options to directors, officers, employees, and consultants, enabling them to acquire common shares of the Company to a maximum of 10% of the then issued and outstanding common shares. The exercise price of any option will be the market price of the Company's stock as at the date of the grant. The options can be granted for a maximum term of ten years with vesting determined by the Board of Directors.

A summary of the Company's stock option transactions during the year is as follows:

	Three months ended March 31, 2020		Year ended December 31, 2019
	Number of	Weighted average	Number of	Weighted average
	options	exercised price	options	exercised price
Outstanding, beginning of period (year)	8,758,750	$3.38	7,627,500	$1.99
Issued	-	-	1,976,250	7.94
Exercised*	(899,500)	0.89	(795,000)	1.33
Forfeited	(25,000)	8.21	(50,000)	3.24
Outstanding, end of period (year)	7,834,250	$3.65	8,758,750	$3.38

*The weighted average market value of the Company's shares at the dates of exercise was $8.90.

The Company did not grant any stock options during the three months ended March 31, 2020.

During 2019, the Company granted:

  150,000 stock options to a new director and employees that can be exercised at a price of $4.54 per share until May 30, 2024;
  975,000 stock options to directors, officers, employees, and consultants that can be exercised at a price of $8.21 per share until September 4, 2024;
  7,500 stock options to an employee that can be exercised at a price of $7.89 per share until October 17, 2024; and
  843,750 stock options to directors, officers, employees, and consultants that can be exercised at a price of $8.24 per share until December 19, 2024. These options vest over a 3-year period with 33% vesting after each of one year, two years, and three years after the grant date, respectively.

Except as noted above, options granted during 2019 vest over a one-year period, with 25% vesting after each of three months, six months, nine months, and twelve months after the grant date, respectively.

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SILVERCREST METALS INC. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED - EXPRESSED IN CANADIAN DOLLARS) THREE MONTHS ENDED MARCH 31, 2020

6.  CAPITAL STOCK (continued)

Stock options (continued)

Stock options outstanding and exercisable as of March 31, 2020 are as follows:

		Options outstanding		Options exerciseable
		Number of shares	Remaining life	Number of shares
Expiry date	Exercise price	issuable on exercise	(years)	issuable on exercise
June 30, 2020*	$1.94 - $3.24	17,500	0.25	17,500
December 9, 2020	$0.16	625,000	0.69	625,000
October 17, 2021	$2.56	100,000	1.55	100,000
December 9, 2021	$2.30	1,225,000	1.69	1,225,000
January 3, 2022	$2.55	100,000	1.76	100,000
August 4, 2022	$1.88	655,500	2.35	655,500
January 2, 2023	$1.84	500,000	2.76	500,000
January 4, 2023	$1.94	857,500	2.76	857,500
November 11, 2023	$3.41	100,000	3.62	100,000
November 13, 2023	$3.30	200,000	3.62	200,000
December 14, 2023	$3.24	1,515,000	3.71	1,515,000
May 30, 2024	$4.54	137,500	4.17	100,000
September 4, 2024	$8.21	950,000	4.43	475,000
October 17, 2024	$7.89	7,500	4.55	1,875
December 19, 2024	$8.24	843,750	4.72	-
		7,834,250		6,472,375

*Note: the expiry date of these options was modified during 2019. See "Share-based compensation", below.

The weighted average remaining life of options outstanding is 3.02 years.

Share-based compensation

The fair value of options granted during 2019 was estimated using the Black-Scholes Option Pricing Model using the following weighted average assumptions:

Year ended
December 31, 2019
Expected option life (years)	3.70
Expected volatility	58.82%
Expected dividend yield	-
Risk-free interest rate	1.42%
Expected forfeiture rate	1.00%
Fair value per option	$3.48
Total fair value	$6,877,363

During the three months ended March 31, 2020, the Company recognized share-based compensation of $1,303,480 for the vested portion of options granted during 2019 of which $725,067 was expensed and $578,413 was recorded as exploration and evaluation expenditures (note 3).

During the three months ended March 31, 2019, the Company recognized share-based compensation expense of $1,772,154 for the vested portion of stock options granted during 2018, of which $1,234,024 was expensed and $538,130 was recorded as exploration and evaluation expenditures.

During 2019, the Company modified the expiry date of 55,000 options, with exercise prices ranging from $1.88 to $3.24 per share, to June 30, 2020. The original expiry dates ranged from December 9, 2020 to December 13, 2023. As a result of this modification during 2019, the Company recognized the incremental fair value of the options of $100,652 as stock-based compensation expense.

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SILVERCREST METALS INC. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED - EXPRESSED IN CANADIAN DOLLARS) THREE MONTHS ENDED MARCH 31, 2020

6.  CAPITAL STOCK (continued)

Share-based payment reserve

The share-based payment reserve records items recognized as share-based compensation and the fair value of private placement warrants issued based on the residual method. At the time that stock options or warrants are exercised, the corresponding amount is reallocated to share capital or, if cancelled or expired, the corresponding amount is reallocated to deficit.

A summary of share-based payment reserve transactions is as follows:

	Three months ended	Year ended
	March 31, 2020	December 31, 2019
Balance, beginning of period (year)	$11,369,296	$6,196,165
Share-based compensation, stock options	1,303,480	5,892,457
Stock options exercised, reallocated to capital stock	(565,071)	(635,357)
Stock options forfeited, reallocated to deficit	(48,926)	(83,969)
Balance, end of period (year)	$12,058,779	$11,369,296

Deferred share units

During 2019, the Board of Directors approved a cash-settled Deferred Share Unit ("DSU") plan. Each DSU entitles the holder to receive cash equal to the current market value of the equivalent number of common shares of the Company. DSUs vest immediately and become payable upon the retirement of the holder. The share-based compensation expense related to the DSUs was calculated using the fair value method based on the market price of the Company's shares at the end of each reporting period. As DSUs are cash settled, the Company recorded a corresponding liability in accounts payable and accrued liabilities.

During 2019, the Company issued 27,500 DSUs. As of March 31, 2020, the market value of the Company's common shares was $7.37 (December 31, 2019 - $8.77). Accordingly, during the three months ended March 31, 2020, the Company recorded a share-based compensation recovery of $38,500 (March 31, 2019 - $Nil) and an accrued liability of $202,675 (December 31, 2019 - $241,175).

A summary of DSU transactions during the period (year) is as follows:

	Three months ended	Year ended
	March 31, 2020	December 31, 2019
Outstanding, beginning of period (year)	27,500	-
Issued	-	27,500
Outstanding, end of period (year)	27,500	27,500

The following table summarizes the change in the accrued DSU liability:

	Three months ended	Year ended
	March 31, 2020	December 31, 2019
Outstanding, beginning of period (year)	$241,175	$-
Change in accrued DSU liability	(38,500)	241,175
Outstanding, end of period (year)	$202,675	$241,175

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SILVERCREST METALS INC. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED - EXPRESSED IN CANADIAN DOLLARS) THREE MONTHS ENDED MARCH 31, 2020

7. LEASE LIABILITIES

The Company's lease liabilities were as follows:

Lease liabilities	March 31, 2020	December 31, 2019
Lease liabilities	$498,748	$532,348
Less: current portion	(175,620)	(175,620)
Long-term portion	$323,128	$356,728

Changes to the Company’s lease liabilities were as follows:

	Three months ended	Year ended
	March 31, 2020	December 31, 2019
Opening balance	$532,348	$-
Lease liability due to initial application of IFRS 16	-	645,052
New leases	-	10,452
Interest expense	13,007	(58,028)
Interest paid	(13,007)	58,028
Payment of principal portion of lease liabilities	(33,600)	(123,156)
Balance, end of period (year)	$498,748	$532,348

8. SEGMENTED INFORMATION

The Company operates in one reportable segment, being the acquisition and exploration of mineral property interests in Mexico.

Geographical segmented information is presented as follows:

	Canada	Mexico	Total
Comprehensive loss

Three months ended March 31, 2020
Net loss for the period	$3,242,404	$13,411,198	$16,653,602

Three months ended March 31, 2019
Net loss for the period	$2,782,621	$6,690,976	$9,473,597

Non-current assets and liabilities

March 31, 2020
Taxes receivable	$-	$6,365,988	$6,365,988
Deposits	$93,553	$-	$93,553
Property and equipment	$479,058	$3,306,978	$3,786,036
Exploration and evaluation assets	$-	$5,489,773	$5,489,773

December 31, 2019
Taxes receivable	$-	$6,461,327	$6,461,327
Deposits	$93,553	$-	$93,553
Property and equipment	$535,159	$2,261,735	$2,796,894
Exploration and evaluation assets	$-	$5,489,773	$5,489,773
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SILVERCREST METALS INC. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED - EXPRESSED IN CANADIAN DOLLARS) THREE MONTHS ENDED MARCH 31, 2020

9. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

Financial instruments carrying value and fair value

The Company's financial instruments consist of cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities. The carrying value of amounts receivable and accounts payable and accrued liabilities (except as noted) approximate their fair values due to the short-term nature of these instruments. In relation to the Company's DSU plan (note 6), the Company recorded the fair value of DSUs in accounts payable and accrued liabilities.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. The Company's accounts payable and accrued liabilities (related to DSUs) are measured using level 1 inputs.

The following table summarizes the classification and carrying values of the Company's financial instruments:

	Fair value through	Amortized cost	Amortized cost	Total
	profit and loss	(financial assets)	(financial liabilities)
March 31, 2020
Financial assets
Amounts receivable	$-	$513,336	$-	$513,336

Financial liabilities
Accounts payable and accrued liabilities	$202,675	$-	$11,630,797	$11,833,472
Lease liabilities	-	-	498,748	498,748
Total financial liabilities	$202,675	$-	$12,129,545	$12,332,220

December 31, 2019
Financial assets
Amounts receivable	$-	$617,873	$-	$617,873

Financial liabilities
Accounts payable and accrued liabilities	$241,175	$-	$4,720,826	$4,962,001
Lease liabilities	-	-	532,348	532,348
Total financial liabilities	$241,175	$-	$5,253,174	$5,494,349

10. SUBSEQUENT EVENTS

Subsequent to March 31, 2020, the following events occurred:

  On April 17, 2020, the Company completed a private placement of 13,465,001 common shares at a price of $7.50 per common share for gross proceeds of $100,987,508. In connection with the private placement, the Company incurred capital stock issuance costs of $1,169,927.
  On April 24, 2020, the Company completed a private placement with SSR Mining of 3,597,291 common shares at a price of $7.50 per common share for gross proceeds of $26,979,683. SSR Mining exercised its right to maintain its pro rata ownership interest of up to 9.9% of the outstanding common shares of the Company pursuant to an agreement between the Company and SSR Mining dated November 28, 2018. SSR Mining subsequently sold these shares to a third party.
  The Company issued 30,500 common shares at prices ranging from $1.88 to $3.24 per share for gross proceeds of $68,970 upon the exercise of stock options.
17